As filed with the Securities and Exchange Commission on October 18, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 13(e)(1) or 14(d)(1)
of the Securities Exchange Act of 1934

HCC Insurance Holdings, Inc.

(Name of Subject Company (Issuer))

HCC Insurance Holdings, Inc.

(Name of Filing Person (Offeror))

2.00% Convertible Notes Due 2021

(Title of Class of Securities)

404132 AA 0

(CUSIP Number of Class of Securities)

Christopher L. Martin

HCC Insurance Holdings, Inc.
13403 Northwest Freeway
Houston, Texas 77040-6094
Telephone: (713) 652-0706
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

Copies to:

Arthur S. Berner

Haynes and Boone, LLP
1221 McKinney, Suite 2100
Houston, Texas 77010-2007
Telephone: (713) 547-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$172,442,000	$21,848.40

(1)	The transaction value is based upon the book value of the securities to be received by the acquiring person computed as of the latest practicable date prior to the date of filing.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

      This Tender Offer Statement on Schedule TO relates to an offer by HCC Insurance Holdings, Inc., a Delaware corporation (the “Company”), to exchange (the “Exchange Offer”) an aggregate principal amount of up to $172,442,000 of the Company’s 2.00% Convertible Exchange Notes due 2021 (the “New Notes”) for a like principal amount of the Company’s issued and outstanding 2.00% Convertible Notes due 2021 (the “Old Notes”) from the registered holders thereof (the “Holders”) upon the terms and subject to the conditions contained in the Offering Memorandum dated October 18, 2004 (the “Offering Memorandum”) and the related Letter of Transmittal, which are filed as exhibits to this Schedule TO. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act, as amended.

      This Issuer Tender Offer Statement on Schedule TO is being filed pursuant to the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Act of 1934, as amended.

Item 1.	Summary Term Sheet

      The information under the heading “Summary” and “Summary — Material Differences Between the Old Notes and New Notes” in the Offering Memorandum is incorporated herein by reference in answer to Item 1 of this Issuer Tender Offer Statement on Schedule TO.

Item 2.	Subject Company Information

(a)     Name and Address.

      The name of the issuer is HCC Insurance Holdings, Inc., a Delaware corporation, and its principal executive office is located at 13403 Northwest Freeway, Houston, Texas 77040-6094. The issuer’s telephone number at such office is (713) 652-0706. The information set forth in the Offering Memorandum under “Summary” is incorporated herein by reference in answer to Item 2(a) of this Issuer Tender Offer Statement on Schedule TO.

(b)     Securities.

      This Issuer Tender Offer Statement on Schedule TO relates to the Exchange Offer by the Company to exchange the New Notes for a like principal amount of the Old Notes. On the date of the Offering Memorandum, there was 172,442,000 in aggregate principal amount of Old Notes issued and outstanding.

(c)     Trading Market and Price.

      The Old Notes are not traded on any established trading market.

Item 3.	Identity and Background of Filing Person

      The information under the heading “Summary” in the Offering Memorandum is incorporated herein by reference in answer to Item 3 of this Issuer Tender Offer Statement on Schedule TO.

Item 4.	Terms of the Transaction

(a)     Material Terms.

      The information under the headings “Summary — Material Differences Between Old Notes and New Notes”, “The Exchange Offer” and “Description of New Notes” in the Offering Memorandum is incorporated herein by reference in answer to Item 4(a) of this Issuer Tender Offer Statement on Schedule TO.

(b)     Purchases.

      None.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(e)     Agreements Involving the Company’s Securities.

      None.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a)     Purposes.

      The information under the headings “Use of Proceeds”, “Description of New Notes” and “The Exchange Offer” in the Offering Memorandum is incorporated herein by reference in answer to Item 6(a) of this Issuer Tender Offer Statement on Schedule TO.

(b)     Use of Securities Acquired.

      The information under the heading “The Exchange Offer” in the Offering Memorandum is incorporated herein by reference in answer to Item 6(b) of this Issuer Tender Offer Statement on Schedule TO.

(c)     Plans.

      The information under the heading “The Exchange Offer” in the Offering Memorandum is incorporated herein by reference in answer to Item 6(c) of this Issuer Tender Offer Statement on Schedule TO.

Item 7.	Source and Amount of Funds or Other Consideration

(a)     Source of Funds.

      The information under the heading “The Exchange Offer” in the Offering Memorandum is incorporated herein by reference in answer to Item 7(a) of this Issuer Tender Offer Statement on Schedule TO.

(b)     Conditions.

      The information under the heading “The Exchange Offer” in the Offering Memorandum is incorporated herein by reference in answer to Item 7(b) of this Issuer Tender Offer Statement on Schedule TO.

(d)     Borrowed Funds.

      None.

Item 8.	Interest in Securities of the Subject Company

(a)     Securities Ownership.

      The information under the heading “Market Information” in the Offering Memorandum is incorporated herein by reference in answer to Item 8(a) of this Issuer Tender Offer Statement on Schedule TO.

(b)     Securities Transactions.

      None.

Item 9.	Persons/ Assets, Retained, Employed, Compensated or Used

(a)     Solicitations and Recommendations.

      None.

Item 10.	Financial Statements

(a)     Financial Statements.

      The information on pages F-1 through F-40 in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 is incorporated herein by reference in partial answer to Item 10(a) of this Issuer Tender Offer Statement on Schedule TO. The information on pages 3 through 18 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and pages 3 through 20 in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 are incorporated herein by reference in partial answer to Item 10(a) of this Issuer Tender Offer Statement on Schedule TO. The information under the headings “Ratio of Earnings to Fixed Charges” and “Market Information” in the Offering Memorandum is incorporated herein by reference in partial answer to Item 10(a) of this Issuer Tender Offer Statement on Schedule TO.

(b)     Pro Forma Information.

Not applicable.

Item 11.	Additional Information

(a)     Agreements, Regulatory Requirements and Legal Proceedings.

      The information under the headings “Risk Factors”, “The New Notes” and “Certain United States Federal Income Tax Considerations” in the Offering Memorandum is incorporated herein by reference in answer to Item 11(a) of this Issuer Tender Offer Statement on Schedule TO.

(b)     Other Material Information.

      None.

Item 12.	Materials to be Filed as Exhibits.

(a)(1)(i)	Offering Memorandum
(a)(1)(ii)	Form of Letter of Transmittal
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	Form of Letter to Clients
(a)(1)(vi)	Press Release, dated October 18, 2004
(a)(2)	None
(a)(3)	None
(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i)
(a)(5)	None
(b)	None
(d)	None
(g)	None
(h)	None

Item 13.	Information Required by Schedule 13E-3

      Not applicable.

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HCC INSURANCE HOLDINGS, INC.

By:	/s/ EDWARD H. ELLIS

Edward H. Ellis
Executive Vice President

Dated: October 18, 2004

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offering Memorandum
(a)(1)(ii)	Form of Letter of Transmittal
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	Form of Letter to Clients
(a)(1)(vi)	Press Release, dated October 18, 2004
(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i)